April 26, 2018

VIA EDGAR

Coy Garrison
Special Counsel
Securities and Exchange Commission
100 F. Street, NE, Main Filing Desk
Washington, DC 20549

Re:	Steadfast Apartment REIT III, Inc.
Post-Effective Amendment No. 13 to the Registration Statement on Form S-11
Filed April 11, 2018; File No. 333-207952

Dear Mr. Garrison:

On April 11, 2018, Steadfast Apartment REIT III, Inc. (the “Company”) filed Post-Effective Amendment No. 13 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

Pursuant to your telephone conversation with the undersigned’s office on April 23, 2018, the Company hereby undertakes to include in a supplement to its prospectus the following risk factor relating to the exclusive forum clause in the Company’s bylaws:

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of any duty owed by any of our directors or officers or employees to us or to our stockholders, (iii) any action asserting a claim against us or any of our directors or officers or employees arising pursuant to any provision of the Maryland General Corporation Law, or the MGCL, or our charter or bylaws or (iv) any action asserting a claim against us or any of our directors or officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. Our board of directors, without stockholder approval, adopted this provision of the bylaws so that we can respond to such litigation more efficiently and reduce the costs associated with our responses to such litigation, particularly litigation that might otherwise be brought in multiple forums. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers, agents or employees, if any, and may discourage lawsuits against us and our directors, officers, agents or employees, if any. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings notwithstanding that the MGCL expressly provides that the charter or bylaws of a Maryland corporation may require that any internal corporate claim be brought only in courts sitting in one or more specified jurisdictions, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

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If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	Gustav Bahn
Carney N. Simpson